Exhibit 99.1

NEWS RELEASE

YAMANA GOLD ANNOUNCES POSITIVE C1 SANTA LUZ FEASIBILITY STUDY
RESULTS; CHAPADA PYRITE MARKETING STUDY RESULTS AND NEW
RESOURCE ESTIMATE AT EL PÉÑON

TORONTO, ONTARIO, January 23, 2008 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) is pleased to report the findings for its initial feasibility study for the C1 Santa Luz gold project in Brazil, results of the sulphuric acid market study relating to the scoping study for its pyrite project at the Chapada Mine in Goias State, Brazil and an initial resource estimate at Bonanza as well as an updated estimate at Al Este at its El Péñon mine in Chile.

C1 SANTA LUZ FEASIBILITY STUDY
Located in the state of Bahia, Brazil, approximately 60 kilometres north of its Fazenda Brasileiro mine and 160 kilometres east of its Jacobina mine, C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day.  Processing will be done through a conventional CIL floatation circuit.  Average annual gold production is estimated at approximately 103,000 ounces.  The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.

Total measured and indicated resources for the project based on drilling results as of December 2007 are 45.5 million tonnes at an average grade of 1.57 g/t gold, containing approximately 2.3 million ounces of gold and additionally an inferred resource of 4.8 million tonnes a grade of 1.4 g/t gold, containing 0.2 million ounces of gold.

RESOURCE ESTIMATES (0.5 g/t gold cut off grade, US $575/oz gold)
	Measured			Indicated			Inferred
Sector	t	Au g/t	Oz	t	Au g/t	Oz	t	Au g/t	Oz
C1 A1	16 222 795	1.79	933 620	12 790 056	1.57	645 600	2 222 810	1.46	104 339
Antas 3	6 527 546	1.31	274 924	3 931 990	1.27	160 549	21 539	0.8	554
Antas 2	245 035	1.55	12 211	1 203 423	1.33	51459	746 801	1.27	30 493
Mari				2 168 204	1.27	88 531	1 380 011	1.33	59 010
Mansinha	611 277	1.81	35 572	1 801 959	1.6	92 695	453 932	1.57	22 913
Total	23 606 653	1.66	1 256 327	21 895 632	1.48	1 038 834	4 825 094	1.40	217 309
M+I	45 502 285	1.57	2 295 161

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz.  Further, significant potential exists to extend the known ore bodies, particularly Antas 2, Antas 3 and Mansinha.  Yamana’s 2008 exploration program will include these areas with the objective of adding further significant resources to the C1 Santa Luz project.

For purposes of advancing the feasibility, combined proven and probable mineral reserves of 16.4 million tonnes grading 1.7 g/t and containing 904,316 ounces was considered (proven reserves of 10.1 million tonnes at 1.81 g/t gold and probable reserves of 6.3 million tonnes at 1.56 g/t gold, calculated at 0.6 g/t gold cutoff grade and US$ 575/oz gold).  As recommended in the feasibility study, an infill drill program in addition to exploration aimed at delineating new satellite ore bodies is ongoing and the company is targeting to add at least 400,000 new reserve ounces to the current reserve base prior to the start of production. At a minimum, this would add an additional three years of mine life. Approximately half of the resources are along strike and represent excellent potential to increase mine life by an additional three years.  The additional three years is expected to reduce life of mine (LOM) cash costs.

Key parameters of the project are outlined as follows:

Mineral Reserves:	904,316 ounces (not including additional three years)

Recovery Rate:	80%

Recoverable Reserves:	723,300 ounces (not including additional three years)

Throughput:	2.5 million tpa

LOM Strip Ratio:	5.21 (excluding pre-production waste)

Average Annual Production:	103,328 ounces

LOM Average Cash Cost:	US $390 to $410/ounce

Capex:	US $139 million

Capital expenditures include a contingency of approximately US $8.5 million as well as US $28.6 million for pre-production stripping of waste.  Operating cash costs are based on mining, processing and general and administrative costs per tonne of ore of US $7.60, US $7.67 and US $1.58 respectively.  Approximately US $35 million of the capital costs are expected to be spent in 2008 and, in addition, Yamana has allocated US $2.4 million for further exploration primarily for the purposes of increasing reserves and mine life.  Capex is included in the aggregate capital costs for 2008 provided in Yamana’s January 14, 2008 operating outlook press release.

The net present value of the project on an after-tax basis assuming a ten-year mine life is outlined below.  This assumes a gold price of US $700 per ounce for the first two years of production and US $650 per ounce thereafter.

Discount	Base Case + 3 Years
Rate	(US$MM)

0%	$110.6
3%	$72.4
5%	$52.6

The after-tax net present value (5%) of the project assuming a gold price of US $750 per ounce for the first two years of production and US $700 per ounce thereafter is approximately US $79 million.

Yamana has approved a construction start-up for C1 Santa Luz and production is projected for early 2010.  Given the large existing resource base and the significant exploration potential at and surrounding the mine, Yamana expects that C1 Santa Luz will produce at levels of more than 100,000 ounces per year for well in excess of 10 years.  Management is also reviewing opportunities to reduce operating costs and believes that cash costs below US $400 per ounce will be achievable primarily through the integration of services and administration with Fazenda Brasileiro.

The C1 Santa Luz feasibility study was prepared by GRD Minproc Limited and Metalica Consultores S.A. under the direction of Renato Petter, who is a Qualified Person as defined by National Instrument 43-101, and who has reviewed and approved the contents of this press release as applicable.

CHAPADA PYRITE MARKETING STUDY
Yamana has also completed its sulphuric acid market study which was undertaken following the scoping study for its pyrite project at the Chapada mine in Goias State, Brazil.  The objective of the market study was to determine the availability of a local market for sulphuric acid and what pricing would be appropriate for use in a feasibility study for the project.

The original scoping study was released in May 2007 and concluded that additional gold and copper, along with sulphuric acid, could be recovered from the pyrite concentrate taken from the tailings of the principal operations at Chapada.  By treating approximately 580,000 tonnes per year of concentrate, about 560,000 tonnes of sulphuric acid could be generated for sale annually.  Over the Chapada mine life, about 10.6 million tonnes of acid would be produced and an additional 320,000 ounces of gold and 94 million pounds of copper would be recovered based on current reserves at Chapada.

The sulphuric acid market study concluded that sulphuric acid prices are expected to remain at current levels in the short term (which have been in the range of US $150 to US $250/t H2SO4, and as high as US $300/t H2SO4), with prices returning to more usual levels over the medium to longer term. The estimates for supply and demand for sulphuric acid in Central Brazil were shown to be growing by approximately 80 percent over the next five years.  The price range proposed as an appropriate assumption for the medium term and looking forward was US $75 to US $95 /t H2SO4.  The study also confirmed a number of opportunities for the sale of sulphuric acid locally, including to agriculture/fertilizer businesses and/or to non-ferrous metals producers. A local source of sulphuric acid would be attractive to potential end users due to the significant transportation costs associated with importing sulphuric acid.

Yamana had assumed commodity prices of US $70 per tonne of sulphuric acid, US $1.50 per pound of copper and US $600 per ounce of gold in its initial scoping study relating to the Chapada pyrite project. At these prices, the five percent discounted cash flow value for the project was US $276 million. Other parameters for the project were as follows:

Direct Costs :	US $151.0 MM
Indirect Costs:	US $ 17.5 MM
Contingency:	US $ 26.3 MM

Total Capital Costs:	US $194.8 MM

Annual Operating Costs:	US $ 7.9 MM (approximately $14.00 per tonne of acid)

Various after-tax net present values for the project based on updated commodity price assumptions and assuming production beginning in 2011 are outlined below.

Commodity Prices (USD) [1]
Discount	H2SO4/t	Au/oz	Cu/lb	H2SO4/t	Au/oz	Cu/lb	H2SO4/t	Au/oz	Cu/lb
Rate	$95	$650	$1.75	$150	$750	$2.00	$250	$850	$2.50
0%	$622MM			$1,039 MM			$1,783 MM
5%	$260MM			$489 MM			$898 MM
7.5%	$162MM			$338 MM			$652 MM

(1)Assumes commodity prices for H2SO4per tonne, gold per ounce and copper per pound respectively.

Given the continued favourable economics for the project, Yamana is now moving forward with a final feasibility study and will continue to explore the merits of producing pyrite for sale to end users.  The end buyers of the pyrite would then in turn produce the sulphuric acid. This would eliminate the required capital expenditures and may be more attractive from a rate of return perspective.

Mr. Evandro Cintra, P. Geo., Vice President, Technical Services of Yamana Gold Inc., has reviewed and approved the Chapada pyrite section of this press release as applicable and serves as the Qualified Person as defined by National Instrument 43-101.

EL PÉÑON RESOURCE ESTIMATE
2007 was a very successful year for exploration at El Péñon.  Al Este was expanded significantly and the Esmeralda and Bonanza veins were discovered with resources being outlined in both areas.  Most of the new resources are at gold and silver grades that are above current mine grades. All of the known veins are open along strike to both the north and south and the new discoveries at Bonanza and Al Este appear to be open in all directions.

Initial resource estimates have been completed for these new vein discoveries in the North Block area.  More than one million ounces of high grade gold resource and 27 million ounces of silver resource at average grades of 13 to 18 g/t gold and 250 to 400 g/t silver have been identified to date. The Al Este vein, originally discovered in 2006, has been traced by drilling along a strike length of three kilometres.  During 2007, drilling was focused on the central one kilometre portion of this vein and added an additional 259,000 ounces of resources. Reserve calculations are ongoing and Yamana believes a significant part of the Al Este resource will be converted to reserves.  At Bonanza, drilling was completed on a 60 x 60 metre grid along 800 metres of strike length which is sufficient for the calculation of inferred resources.

New indicated and inferred resources are shown in the table below (3.9 g/t gold equivalent cutoff grade).

Deposit	Category	Tonnes	Au(g/t)	Ag(g/t)	Au (ozs)	Ag(ozs)
Al Este	Indicated	611,000	13.65	491.3	268,000	9,651,000
	Inferred	545,000	10.98	392.5	192,000	6,877,000
Bonanza	Inferred	943,000	18.37	220.9	557,000	6,702,000
Esmeralda	Inferred	146,000	13.13	741.4	62,000	3,485,000

The new resources confirm this area of El Péñon as a new center of high-grade gold and silver mineralization with exceptional upside that will significantly transform El Péñon.  Both the Al Este and Bonanza deposits remain open along strike, and several other vein systems including Esmeralda remain to be tested by drilling.  During 2008, the Company has budgeted approximately US $6.5 million for exploration and 130,000 metres of drilling at El Péñon, the majority of which will be completed in the North Block area to add additional resources.   Yamana believes that there is potential to add up to 1.5 million ounces of reserves and resources. The historical conversion of resources to reserves at El Péñon is approximately 80 percent.

These results further support the Company’s continuing view that there is unrealized value at El Péñon derived from the development of new veins at higher grades. Production is expected to increase from approximately 425,000 to 435,000 gold equivalent ounces in 2008 (which is already an increase from historical production levels of 320,000 to 340,000 gold equivalent ounces) to over 500,000 gold equivalent ounces in 2010.

Mr. Greg Walker, P. Geo., General Manager, Resource of Yamana Gold Inc., has supervised the preparation of the El Péñon technical data contained within this press release and serves as the Qualified Person as defined by National Instrument 43-101.

LOOKING AHEAD
Yamana expects to release a resource estimate for QDD Lower West at Gualcamayo in Argentina (which is the third area of mineralization) by end of March 2008 and a corresponding full feasibility study by the end of 2008.  Yamana has also updated information previously provided in its scoping study for the satellite deposits Amelia Ines and Magdalena (AIM) at Gualcamayo and has made a positive construction decision to begin mine development work at the AIM mine in the second half of 2008.  Production from AIM is expected to begin in mid-2009.  Based on further metallurgical test work and ore type, Yamana has concluded that the AIM material contains higher sulphide content than originally contemplated in the scoping study. The scoping study assumed a 70 percent recovery rate through heap leaching and present information suggests that it would be approximately 50 percent.  However, based on metallurgical test work managed by Hatch Ingenieros y Consultores Limitada (Hatch), recovery through milling of the high-grade material at AIM would have a potential recovery of 80 percent or better. Based on Hatch’s current work to update the scoping study and testwork to date indicating a 50% gold recovery rate for AIM ore, Yamana has concluded it is feasible to develop the project and accordingly intends to begin mine development activities in the second half of 2008 to begin operations in 2009.  Hatch has recommended that in the meantime, an optimization study should be conducted to combine ore from QDD Lower West and AIM which would be processed through milling.  Yamana is in the process of purchasing a mill with a capacity of 4,000 tpd for this purpose.

Yamana estimates the mining costs for AIM to be $28.2 million including pre-stripping and equipment, and processing costs previously estimated in the scoping study to be approximately $9 million are now expected to be approximately $13 million. With a recovery rate of 50 percent for AIM from heap leaching, Yamana expects cash costs excluding the five percent export tax would be approximately US$330 per ounce.  With the expected recovery rate of more than 80 percent at AIM from milling, based on metallurgical testwork done to date, the combination of QDD and AIM is expected to result in cash costs of approximately $290 to $310 per ounce over the life of mine, not including the five percent export tax.  The initial estimate of cash costs in the scoping study was $270 per ounce and the difference is mainly due to increases in consumable costs, fuel, energy costs and mine site costs. Recovery of gold from QDD Lower West is expected to be more than 90 percent given its grade and high level of free gold which should maintain these cash costs.  Metallurgical testwork at QDD Lower West is continuing.

Yamana is currently updating its capital cost estimates and has assumed construction costs of approximately $133 million in its 2008 guidance capex provided in the January 14, 2008 outlook press release.  This is in addition to the approximately $33 million that was spent in 2007.

Planned production for QDD and AIM combined is expected to be approximately 200,000 ounces of gold per year, increasing to approximately 300,000 ounces of gold per year beginning in late 2010 when production from QDD Lower West begins for the balance of the initial ten-year mine life at Gualcamayo.

Mr. Dale Tweed, P. Eng., Engineering Manager of Yamana Gold Inc., has reviewed and approved the Gualcamayo section of this press release as applicable and serves as the Qualified Person as defined by National Instrument 43-101.

Yamana also expects to release a new resource estimate at the Mercedes project in Mexico before the end of March 2008.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina and elsewhere in the Americas.

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

FOR FURTHER INFORMATION PLEASE CONTACT:

Jodi Peake Vice President, Public & Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com	Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “forward-looking information” under applicable Canadian securities laws.  Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include possible variations in ore grade or recovery rates, fluctuating metal prices, prices for sulphiric acid and currency exchange rates, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life of Chapada, availability of a local market for the sale of sulphiric acid, unanticipated results of future studies,as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change.  The reader is cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES
This news release uses the terms “Measured”, “Indicated” and “Inferred” Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.